Exhibit 12.1
GEOEYE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended					Three Months Ended
	December 31,					March 31,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)
Earnings
Income (loss) from continuing operations before income taxes	$(24,255)	$20,004	$68,005	$10,348	$14,488	$(3,857)	$7,750
+ Amortization of capitalized interest	—	—	—	—	6,342	906	1,812
- Capitalized Interest	(5,850)	(15,627)	(20,103)	(22,657)	(4,771)	(2,919)	(2,030)

Subtotal	$(30,105)	$4,377	$47,902	$(12,309)	$16,059	$(5,870)	$7,532

Fixed charges
+ Interest charges (expensed and capitalized)	$23,856	$46,181	$42,478	$38,844	$36,183	$8,706	$10,322
+ Interest factor of operating rents (1)	333	342	473	635	738	172	181

Total fixed charges	$24,189	$46,523	$42,951	$39,479	$36,921	$8,878	$10,503

Total earnings (loss), as adjusted	$(5,916)	$50,900	$90,853	$27,170	$52,980	$3,008	$18,035

Ratio of earnings to fixed charges	—	1.09	2.12	—	1.43	—	1.72

Deficiency of earnings available to cover fixed charges	$30,105	$—	$—	$12,309	$—	$5,870	$—

(1)	One third of rent expense is deemed to be representative of interest.